

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05046105

February 28, 2005

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/28/2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: RadioShack Corporation
Incoming letter dated January 18, 2005

Dear Mr. Mueller:

This is in response to your letter dated January 18, 2005 concerning the shareholder proposal submitted to RadioShack by William Steiner. We also have received a letter on the proponent's behalf dated January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel


RECD S.E.C.
MAR - 4 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RadioShack Corporation (RSH)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Shareholder: William Steiner

Ladies and Gentlemen:

In a separate no action request another company claims "the majority of the stockholders" text of this proposal could have 3 meanings. One of these meanings includes "approval by a majority of the shares outstanding ..." which does not seem to be per capita voting.

If RadioShack insists on choosing the least workable meaning from 3 meanings for "the majority of stockholders," which it has no need to do, then the company could then concurrently adopt per capita voting under Delaware law.

In Schering-Plough Corporation (January 18, 2005) the Staff appears to have <u>not</u> concurred with a company argument that a company could not do two things concurrently – implement a proposal for a bylaw to destagger the board and concurrently amend its articles of incorporation to be consistent with the bylaw change.

The second opinion is believed to be incomplete. It does not argue that it would be impossible to concurrently amend the company's certificate of incorporation for per capita voting.

Rule 14a-8(i)(6)

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote: "Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

The company disingenuously claims that it has a de-facto "Absence of Power/authority" cited in rule 14a-8(I)(6) because "the Company cannot guarantee that the Company's shareholders would approve an amendment to the Company's certificate of incorporation ...." Then the company disingenuously cites a number of purported precedents (such as "to ensure ethical behavior by employees") that do not rely on a shareholder approval in any manner.

Statement From a Professional Proxy Solicitor

The company also lacks any back-up statement from a professional proxy solicitor on the likelihood of obtaining the vote needed.

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

Obfuscation of Pay Issue

The following quote is in regard to the company claim that its position should be favored because of the complex structure of executive compensation.

"One of the great, as-yet-unsolved problems in the country today is executive compensation and how it its determined."

SEC Chairman William Donaldson, 2003

This quote is from "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law. The quote is at the beginning of Chapter 15, Improving Executive Compensation.

The following headline, sub-headline and text is from the January 9, 2005 issue of the Los Angeles Times:
"SEC Chief Bent On Reform
"* William H. Donaldson says he is taking aim at executive pay and fund trading abuses in 2005.
"Despite friction with business lobbyists, it appears that the SEC chairman will continue as Washington's top cop for the investment world, pursuing an aggressive 2005 agenda that will take aim at issues including executive pay and the mechanics of stock trading.
In an interview, Donaldson ..."

Reference:
http://www.latimes.com/business/la-fi-sec9jan09,0,6106173.story?coll=la-home-business

According to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," 2004, by Lucian Bebchuk, Professor of Law and Jesse Fried, Professor of Law, page 21:

"Indeed it its worth noting that although star athletes are highly paid, some more than the average S&P 500 CEO, their compensation arrangements lack the features of executive pay arrangements that managerial influence produces. After the compensation packages of star athletes are negotiated, clubs have little reason to try to camouflage the amount of pay and to channel pay through arrangements designed to make the pay less visible. While athletes are paid generously during the period of their contracts, clubs generally do not provide them with a large amount of compensation in the form of postretirement perks and payments. Clubs also generally do not provide athletes with complex deferred-compensation arrangements that serve to obscure total pay. And when clubs get rid of players, they do not provide athletes with large gratuitous payments in addition to the players' contractually entitled payouts. As we shall see, however, these are all common practices in the area of executive compensation."

Also according to "Pay without Performance, the Unfulfilled Promise of Executive Compensation," page 67:

"That gives you an idea of the nature of the disclosures [in the executive compensation section]: it was legalistic, turgid, and opaque; the numbers were buried somewhere in the fourteen pages. Someone once gave a series of institutional investor analysts a proxy statement and asked them to compute the compensation received by the executive covered in the proxy statement. No two analysts came up with the same number. The numbers that were calculated varied widely."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company does not address its power to amend its certificate of incorporation and the great persuasive power the company has by recommending shareholders approve a company ballot item.

There is an analogy to professional football in regard to the company's power to implement. All NFL football teams have the power to make a touchdown. That does not mean that a team can "guarantee" that it will make a touchdown in a given game. And the fact that no team can guarantee that it will make a touchdown during a given game does not mean that any NFL team lacks the power to make a touchdown.

Rule 14a-8(i)(6)

The company does not address whether "majority of the stockholders" is commonly used by the management of companies and corporate governance academia interchangeably to mean majority vote or one share, one vote.

Additional text at the beginning of the proposal makes it clear in calling for "shareholder approval." "Shareholder approval" is consistent with one share, one vote:
"This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing *shareholder approval*."

The attached November 24, 2004 "Oracle Press Release" quotes Oracle Chairman Jeff Henley using "majority of the stockholders" interchangeably with majority vote or one share, one vote:
"Though a large *majority of the stockholders* have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. "We plan to give them a choice (emphasis added)." Oracle is a Delaware corporation.

In the alternative SLB No. 14 allows shareholders under limited circumstances to revise their proposals and we would be glad to do so:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Mark Hill

Oracle Press Release

Contact(s):

Bob Wynne
Oracle Corp.
+1.650.506.5834
bob.wynne@oracle.com

Oracle Announces Slate of Directors for PeopleSoft's Annual Meeting

REDWOOD SHORES, Calif., 24-NOV-2004 Oracle Corporation (Nasdaq: ORCL) announced that it has notified PeopleSoft, Inc. of its intention to nominate four candidates for election to the Board of Directors of PeopleSoft at its 2005 annual stockholders meeting.

"We have notified the PeopleSoft board of our intention to run an alternative slate of directors at the 2005 annual meeting," said Jeff Henley, Oracle's Chairman of the Board. "We believe that the current board of PeopleSoft is not acting in the best interests of stockholders and that a large majority of those stockholders are in favor of a change."

The four candidates are:

* Duke K. Bristow, Ph.D, an economist and the director of the Director Training and Certification Program at the UCLA Anderson School of Management; director of Arena Pharmaceuticals, Inc. and Landec Corporation;
* Roger Noall, former Senior Executive Vice President and Chief Administrative Officer of KeyCorp, a bank holding company; director of Alleghany Corporation;
* Laurence E. Paul, Managing Principal of Laurel Crown Capital, LLC, a private equity investment firm; director of Ampco-Pittsburgh Corporation and Biovail Corporation; and
* Artur Raviv, the Alan E. Peterson Distinguished Professor of Finance at the Kellogg School of Management, Northwestern University.



"Though a large majority of the stockholders have already indicated their desire to sell, the current board appears intent on obstructing the will of the stockholders," Henley said. We plan to give them a choice."

The solicitation and the offer to buy PeopleSoft's common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on November 3, 2004, and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC's website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

Oracle Corporation and Messrs. Bristow, Noall, Paul and Raviv will be soliciting proxies

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

January 18, 2005

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 89185-00006

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Stockholder Proposal of William Steiner*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, RadioShack Corporation (the "Company"), a Delaware corporation, intends to omit from its proxy statement and form of proxy for its 2005 Annual Stockholders Meeting (collectively, the "2005 Proxy Materials") a stockholder proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). The Proposal and related correspondence are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company files its definitive 2005 Proxy Materials with the Commission. On behalf of the Company, we hereby agree to promptly forward to the Proponent and Mr. Chevedden any Staff response to this no-action request that the Staff transmits by facsimile to the Company only.

THE PROPOSAL

The Proposal recommends that the Company's Bylaws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation would cause the Company to violate Delaware law and pursuant to Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal. As discussed below, we also believe that the Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague. Should the Staff not concur with these bases for exclusion, we further believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7) and Rule 14a-8(l)(1).

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Would Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. The Proposal would require the Company to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any Company officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*).

A vote of the "majority of stockholders" is also known as per capita voting. Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to the provisions of § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Thus, as explained in the opinion provided by Potter Anderson & Corroon LLP, per capita voting differs from the "one share, one vote" requirement in Section 212(a). *See* Exhibit B. Moreover, alteration of the "one share, one vote" standard set forth in Section 212(a) of the DGCL is valid and enforceable only if set forth in a Delaware company's certificate of incorporation. Article Fourth of the Company's Restated Certificate of Incorporation states "Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, at any and all meetings of the stockholders of the Corporation." *See* Exhibit C. Thus, the Company's Certificate of Incorporation does not authorize per capita voting. Accordingly, as discussed in the attached legal opinion, the Proposal mandates a voting standard that, if implemented, would cause the Company to violate Delaware law.

We also note that, although the Proposal "recommends" that the Company adopt the proposed Bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all stockholder proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

Finally, we note that the Staff has recently concurred that this identical proposal is excludable under Rule 14a-8(i)(2) for the reasons discussed above. *See Hewlett-Packard Company* (avail. Jan. 6, 2005) (concurring that implementation of the proposal will cause the company to violate state law); *General Electric Company* (avail. Jan. 12, 2005) (same). In sum, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law.

II. The Proposal May Be Excluded under Rule 14a-8(i)(6) because the Company Lacks the Power to Implement the Proposal.

A company may exclude a stockholder proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because the Company cannot guarantee that the Company's stockholders would approve an amendment to the Company's Certificate of Incorporation, which would be necessary in order for the Company to implement the Proposal.

As discussed in Section I, the Company could not implement the Proposal's per capita voting requirement without first amending the Company's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires the Company to obtain stockholder approval before amending the Company's Certificate of Incorporation. The Company cannot guarantee that the Company's stockholders would approve any such amendment.

The Staff has concurred that similar proposals requiring stockholder action on other matters in order to be implemented were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that stockholders would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, the Company lacks the power or authority to implement the Proposal.

The attached legal opinion provided by Potter Anderson & Corroon LLP concurs that the Company does not have the power and authority to implement the Proposal. *See* Exhibit B. Thus, for the reasons set forth above, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement

III. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite stockholder proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to stockholder proposals concerning executive compensation and on many occasions concurred with the exclusion of such proposals under Rule 14a-8(i)(3) where aspects of the proposals created ambiguities that resulted in the proposals being vague or indefinite. For example, in *Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004), the Staff concurred that the company could exclude a proposal requesting that stock options be "expensed in accordance with FASB guidelines," because FASB permits two methods of expensing stock-based compensation. In *Woodward Governor Co.* (avail. Nov. 26, 2003), the Staff concurred with exclusion under Rule 14a-8(i)(3) of a proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth, because the proposal did not clearly explain how the executives would be compensated "based on stock growth." In *Pfizer Inc.* (avail. Feb. 18, 2003), the Staff concurred with exclusion of a proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price," because it was unclear whether the proposal addressed only future grants or additionally required the company to amend all stock options. Likewise, in *General Electric Co.* (avail. Feb. 5, 2003), the Staff concurred with the exclusion of a proposal requesting board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees," because the proposal failed to describe what the Company's stockholders would be asked to approve if the levels of executive compensation exceeded the prescribed limits. Finally, in *General Electric Co.* (avail. Jan. 23, 2003), the Staff concurred with the exclusion of a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors" because the proposal failed to adequately define critical terms included in the proposal and to provide guidance on how the proposal should be implemented.

As explained in detail below, this precedent supports the conclusion that the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's stockholder approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interacts with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Items of Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The Proposal's reference to "annual compensation" is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Stockholders are familiar with the term because it is the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically applies to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[1] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither stockholders considering the Proposal nor the Company, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its stockholders would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Sept. 18,

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[1] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Stockholder Approval Provision is Unclear.

The Proposal's references to obtaining stockholder approval are similarly vague and indefinite as it is unclear what the Company would be required to ask its stockholders to approve before the prescribed "limits" could be exceeded. The Proposal requires stockholder approval before the Company could "pay" certain compensation. This standard provides no guidance as to when stockholder approval must be obtained. For example, with respect to stock options, it is unclear whether stockholder approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for the Company to satisfy the stockholder approval requirement by asking stockholders to approve in advance certain types of compensation under the Company's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's stockholders would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's stockholder approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit the Company from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining stockholder consent, but sets forth exceptions and qualifications to this prohibition. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[2] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation that satisfies the Code's standard for "performance-based compensation."[3] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by stockholders. Generally, stockholder approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements stockholder approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This suggests that if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph provides that additional criteria different from the criteria under Section 162(m) must also be satisfied in order for compensation to be excluded from the proposed limit on executive compensation. These additional criteria are as follows: "in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan" and "in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the

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[2] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

[3] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

fair value of any stock options granted."[4] Thus, it is unclear whether the second paragraph of the Proposal's Bylaw language (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a stockholder-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It is not clear to either stockholders considering the Proposal, or the Company if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also creates uncertainty as to how the Proposal operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year whereas the Proposal would apply to all "officers."[5] Thus, it is unclear whether the Proposal means that

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[4] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

[5] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, stockholder approval during the year before amounts are paid, or satisfaction of the requirements for exclusion set forth in the second paragraph of the Bylaw language).

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the Bylaw text contains other exceptions that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither stockholders considering the Proposal, nor the Company if it were to implement the Proposal, would know which interpretation the proposed Bylaw language intended. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the stockholders would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Given these ambiguities, it is unclear what actions any stockholders voting for the Proposal would expect the Company to take and what actions the Company would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted above, the Proposal contains so many ambiguities that it would be impossible for the Company to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what the Company would ask its stockholders to approve if the "limits" were to be exceeded. Because it would be impossible for the Company to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

IV. The Proposal May Be Excluded, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that stockholder proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run the Company effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). Accordingly, the Proposal would restrict the Company's ability to determine the levels of compensation paid to the Company officers generally. By referencing all of the Company's officers, the Proposal applies to more than 66 Company employees. The type and amount of compensation paid to the Company's officers requires an intimate understanding of the Company's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of the Company, which stockholders generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the stockholders, the level and form of such compensation should appropriately be left, as an ordinary business matter, to the Company's management and Board of Directors.

We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that the Company may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to the Company's executive officers, because the Proposal implicates the Company's ordinary business operations.

V. The Proponent's Identifying Information is Excludable From The Proposal pursuant to Rule 14a-8(l)(1).

Rule 14a-8(l)(1) permits the Company to exclude a Proponent's name, address and number of voting securities held so long as the Company includes a statement that the Company will promptly provide such information to stockholders upon receiving an oral or written request. The Proponent has included his name and address in the Proposal's third paragraph. Staff Legal Bulletin No. 14 (July 13, 2001) makes clear that the name of the Proponent, even if included in the Proposal or supporting statement thereto, may be omitted. *See also Wyeth* (avail. Dec. 23, 2003) (finding that the sentence identifying the proponent and the proponent's address was excludable). Therefore, the Company intends to omit the Proposal's third paragraph, which contains the Proponent's name and address. The Company requests the Staff's concurrence that such language may be stricken from the Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, we respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule 14a-8(d). We believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when the Company is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or John Clarson, the Company's Assistant Corporate Secretary and Senior Corporate Attorney, at (817) 415-2988.

Sincerely,

Ronald O. Mueller /EAI

Ronald O. Mueller

ROM/eai
Enclosures

cc: John Clarson, RadioShack Corporation
William Steiner
John Chevedden

70306722_1.DOC

EXHIBIT A

Jan. 13. 2005 12:48PM No. 0290 P. 3
11/23/2004 10:56 03103717872 PAGE 01

Rec'd. Legal NOV 2 9 2004

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Leonard H. Roberts
RadioShack Corporation (RSH)
100 Throckmorton St
Fort Worth TX 76102

Dear Mr. Roberts,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

9/28/04
Date

cc: Mark C. Hill, Corporate Secretary
PH: 817 415-3700
FX: 817 415-2647, -3500

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.



DISCOUNT BROKERS

Date: 2 Dec 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number [redacted], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 2100 shares of Radioshack Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 8/17/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-2-04 # of pages ▶
To David Goldberg	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 817-415-6593 -3500	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT B



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 14, 2005

RadioShack Corporation
300 RadioShack Circle
Fort Worth, Texas 76102

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to RadioShack Corporation, a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner, naming John Chevedden as his designated representative, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinions hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Restated Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on July 26, 1999, the Certificate of Ownership and Merger of Tandy TechAmerica, Inc. with and into the Company, as filed with the Secretary of State on September 1, 1999, the Certificate of Correction of the Company, as filed with the Secretary of State on September 2, 1999, the Certificate of Ownership and Merger of Delaware TechAmerica, Inc. with and into the Company, as filed with the Secretary of State on November 10, 1999, the Certificate of Amendment of the Company, as filed with the Secretary of State on May 18, 2000, and the Certificate of Change of Location of Registered Office and of Registered Agent, as filed with the Secretary of State on June 16, 2003, which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The Bylaws of the Company, amended and restated as of October 17, 2003, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proposal recommends that the Bylaws be amended by adding the following provision:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

You have requested our opinion, as a matter of Delaware law, whether the purported per capita vote requirement set forth in the Proposal, which requires a vote of a majority of the stockholders in certain circumstances, would, if implemented, cause the Company to violate Delaware law.

Discussion

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any officers of the Company to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." (emphasis added). Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. In other words, by its express terms, the provision contemplates per capita voting.

Section 212 of the General Corporation Law provides in pertinent part that "[u]nless otherwise provided in the certificate of incorporation ... each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." The second paragraph of Article FOURTH of the Certificate of Incorporation also sets forth a one-vote-per-share rule for voting by holders of the Company's Common Stock. Alteration of the "one-vote-per-share rule" is valid and enforceable only if set forth in the certificate of incorporation. Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977); see also Williams v. Geier, 671 A.2d 1368 (Del. 1996) (holding that alteration of the one-vote-per-share status by amendment to the certificate of incorporation was valid); Sagusa, Inc. v. Magellan Petroleum Corp., 1993 WL 512487 (Del. Ch. Dec. 1, 1993) (holding that a per capita voting scheme provided in both the certificate of incorporation and the bylaws was valid). In our opinion, because the Proposal, if adopted, would alter the one-vote-per-share rule established by statute and the Company's Certificate of Incorporation through a bylaw amendment only, as described in the statutory and case law authority cited above, it is invalid and unenforceable under Delaware law. See Sagusa, 1993 WL 512487, at *1 (noting that Section 212, although establishing the one-vote-per-share rule, expressly authorizes corporations to "otherwise provide" in its certificate of incorporation); 8 Del. C. § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation...."); Essential Enterprises Corp. v. Automatic Steel Products, Inc., 159 A.2d 288, 289 (Del. Ch. 1960) ("[A] bylaw which is in conflict with a provision in a certificate of incorporation is invalid").[1]

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1 Article II, Section 6 of the Bylaws also sets forth a one-vote-per-share rule. Given the fact that the Proposal does not seek to repeal that provision, implementation of the Proposal would result in a conflict in the Bylaws.

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that the Company does not have the power and authority to implement the Proposal. Moreover, even if the Proposal were changed to request an amendment to the Certificate of Incorporation to implement its per capita voting scheme, the Company would not have the unilateral power and authority to implement such a Proposal. This is the case because neither the Board of Directors nor the stockholders, acting alone, may approve an amendment to the Certificate of Incorporation. Any such amendment first must be adopted and declared advisable by the Board of Directors and then submitted to the stockholders for their approval, which the Company cannot guarantee. 8 Del. C. § 242.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that (i) the Proposal, if adopted, would cause the Company to violate Delaware law and its Certificate of Incorporation, and (ii) the Company does not have the power and authority to implement the Proposal.

The foregoing opinions are limited to the General Corporation Law as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,

Potter Anderson + Corroon LLP

666388v1: JFG/MKR

EXHIBIT C

<PAGE>

EXHIBIT 3a(i)

RESTATED CERTIFICATE OF INCORPORATION
OF
TANDY CORPORATION

This Restated Certificate of Incorporation of Tandy Corporation (the "Corporation") was duly approved by the Board of Directors of the Corporation and only restates and integrates but does not further amend the provisions of the Corporation's Certificate of Incorporation, as heretofore amended or supplemented; and there is no discrepancy between the provisions of the original Certificate of Incorporation, as amended or supplemented, and the provisions of the Restated Certificate of Incorporation set forth below except as permitted by Section 245 of the General Corporation Law. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 19, 1967.

FIRST: The name of the corporation (hereinafter referred to as the "Corporation") is TANDY CORPORATION.

SECOND:The registered office of the Corporation in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The registered agent in charge thereof upon whom process against the Corporation may be served, is The Corporation Trust Company.

THIRD: The nature of the business of the Corporation and the objects and purposes to be transacted, promoted and carried on by it are as follows:

(a) To carry on a general business as manufacturers and merchants, and to manufacture, produce, finish, treat, cure, tan or otherwise process, buy, sell, import, export and generally trade and deal in and with any and all kinds of materials, goods, wares and merchandise.

(b) To subscribe for or cause to be subscribed for, to purchase, invest in, acquire, hold, own, sell, assign, transfer, mortgage, pledge, exchange, distribute or otherwise dispose of the whole or any part of the shares of stock, bonds, mortgages, debentures, notes, coupons and other securities, obligations, contracts, and evidences of indebtedness of any corporation, domestic or foreign, and to issue in exchange therefor its shares of stock, bonds or other obligations; to exercise in respect to any such shares of stock, bonds or other securities, any and all rights, powers and privileges of individual owners or holders, including the right to vote thereon and to aid in any manner permitted by law any corporation or association of which any bonds or other securities or evidences of indebtedness or stock are held by the Corporation, and to do any acts or things designed to protect, preserve, improve, or enhance the value of any such stock, bonds or other securities or evidences of indebtedness, and to organize or promote or facilitate the organization of subsidiary companies.

(c) To buy, lease or otherwise acquire the goodwill, franchises, rights, and property, both real, personal and mixed, of any person, firm, association or corporation, and to pay for the same in cash, property, stocks or bonds of the Corporation or otherwise and to hold and use or in any manner dispose of the whole or any part of the property so acquired; to conduct, carry on, operate, manage, control, improve and develop the whole or any part of any business or property so acquired, either in the name of such other person or persons, firm or corporation, and to exercise all the powers necessary or convenient in and about the conduct and management of such business.

(d) To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

(e) To do any and all things necessary, suitable, useful or proper in the accomplishment of any of the purposes and powers hereinabove set forth, either as principal or as agent, and in connection therewith to maintain offices, to appoint agents, to make contracts, to borrow money, to acquire, hold, mortgage, pledge, lease, sell, grant licenses with respect to or otherwise dispose of real and personal property, and to do any and all other acts and things, all to the same extent and as fully as natural persons might or could lawfully do in any part of the world, but only within the limits permitted to corporations organized under General Corporation Law of Delaware.

The foregoing enumeration of purposes, powers and objects shall not be deemed to limit or restrict in any manner the general powers of the Corporation under the General Corporation Law of Delaware or the laws of any state, territory, district or foreign country where the Corporation may be authorized to do business.

FOURTH:The total number of shares which the Corporation shall have authority to issue is two hundred fifty-one million (251,000,000) of which one million (1,000,000) shares without par value shall be Preferred Stock and two hundred fifty million (250,000,000) shares of the par value of one dollar ($1.00) per share shall be Common Stock. The Preferred Stock shall be issued from time to time in one or more series with such distinctive serial designations and (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes of stock; (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation, at such prices or prices or at such rates of exchange, and with such adjustments; and (f) shall have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, all as shall hereinafter be stated and expressed in the resolution or resolutions providing for the issue of such Preferred Stock from time to time adopted by the Board of Directors pursuant to authority so to do which is hereby granted to and vested in the board.

Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, at any and all meetings of the stockholders of the Corporation.

No stockholder, as such, shall have any preemptive right to subscribe for or purchase any additional shares of stock or securities convertible into or carrying warrants or options to acquire shares of stock of the Corporation.

Any and all right, title, interest and claim in or to any dividends declared by the Corporation, whether in cash, stock or otherwise, which are unclaimed by the stockholder entitled thereto for a period of six years after the close of business on the payment date, shall be and be deemed to be extinguished and abandoned; and such unclaimed dividends in the possession of the Corporation, its transfer agents or other agents or depositaries, shall at such time become the absolute property of the Corporation, free and clear of any and all claims of any persons whatsoever.

A. Series A Junior Participating Preferred Stock

Section 1. Designation, Par Value and Amount.

There shall be a series of preferred stock of the Corporation designated as the "Series A Junior Participating Preferred Stock," without par value (the "Series A Preferred Stock"), and the number of shares constituting such series shall be 300,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock, to a number less than that of the shares then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Corporation.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any series of Preferred Stock ranking prior and superior to the shares of Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock, par value $1.00 per share, of the Corporation and any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the fifteenth day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock in an amount per share (rounded to the nearest cent) equal to the greater of (a) $500 or (b) 10,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock, or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date, or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time after July 26, 1999, (i) declare any dividend on the Common Stock payable in Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine or consolidate the outstanding Common Stock into a smaller number of shares, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $500 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share by share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Each share of Series A Preferred Stock shall entitle the holder thereof to 10,000 votes on all matters submitted to a vote of the stockholders of the Corporation.

(B) Except as otherwise provided herein or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) (i) If at any time dividends on any Series A Preferred Stock, shall be in arrears in an amount equal to six (6) quarterly dividends thereon, the occurrence of such contingency shall mark the beginning of a period (a "default period") which shall extend until such time when all accrued and unpaid dividends for all previous quarterly dividend periods and for the current quarterly dividend period on all shares of Series A Preferred Stock, then outstanding shall have been declared and paid or set apart for payment. During each default period, the holders of the Series A Preferred Stock with dividends in arrears in an amount equal to six (6) quarterly dividends thereon, voting as a class, shall have the right to elect two (2) directors.

(ii) During any default period, such voting right of the holders of Series A Preferred Stock may be exercised initially at a special meeting called pursuant to subparagraph (iii) of this Section 3(C) or at any annual meeting of stockholders, and thereafter at annual meetings of stockholders, provided that neither such voting right nor the right of the holders of any other series of preferred stock, if any, to increase, in certain cases, the authorized number of directors shall be exercised unless the holders of ten percent (10%) in number of shares of Series A Preferred Stock outstanding shall be present in person or by proxy. The absence of a quorum of the holders of Common Stock shall not affect the exercise by the holders of Series A Preferred Stock of such voting right. At any meeting at which the holders of Series A Preferred Stock shall exercise such voting right initially during an existing default period, they shall have the right, voting as a class, to elect directors to fill such vacancies, if any, in the Board of Directors as may then exist up to two (2) directors, or if such right is exercised at an annual meeting, to elect two (2) directors. If the number of directors that may be so elected at any special meeting does not amount to the required number, the holders of the Series A Preferred Stock shall have the right to make such increase in the number of directors as shall be necessary to permit the election by them of the required number. After the holders of the Series A Preferred Stock shall have exercised their right to elect directors in any default period and during the continuance of such period, the number of directors shall not be increased or decreased except by vote of the holders of Series A Preferred Stock as herein provided or pursuant to the rights of any equity securities ranking senior to or pari passu with the Series A Preferred Stock.

(iii) Unless the holders of Series A Preferred Stock shall, during an existing default period, have previously exercised their right to elect directors, the Board of Directors may order, or any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series A Preferred Stock outstanding, irrespective of series, may request, the calling of a special meeting of the holders of Series A Preferred Stock, which meeting shall thereupon be called by the Chairman, President, a Vice-President or the Corporate Secretary of the Corporation.

Notice of such meeting and of any annual meeting at which holders of Series A Preferred Stock are entitled to vote pursuant to this paragraph (C)(iii) shall be given to each holder of record of Series A Preferred Stock by mailing a copy of such notice to him or her at his or her last address as the same appears on the books of the Corporation. Such meeting shall be called for a time not earlier than 10 days and not later than 60 days after such order or request or in default of the calling of such meeting within 60 days after such order or request, such meeting may be called on similar notice by any stockholder or stockholders owning in the aggregate not less than ten percent (10%) of the total number of shares of Series A Preferred Stock outstanding. Notwithstanding the provisions of this paragraph (C)(iii), no such special meeting shall be called during the period within 60 days immediately preceding the date fixed for the next annual meeting of the stockholders.

(iv) In any default period, the holders of Common Stock, and other classes of stock of the Corporation if applicable, shall continue to be entitled to elect the whole number of directors until the holders of Series A Preferred Stock shall have exercised their right to elect two (2) directors voting as a class, after the exercise of which right (x) the directors so elected by the holders of Series A Preferred Stock shall continue in office until their successors shall have been elected by such holders or until the expiration of the default period, and (y) any vacancy in the Board of Directors may (except as provided in paragraph (C)(ii) of this Section 3) be filled by vote of a majority of the remaining directors theretofor elected by the holders of the class of stock which elected the director whose office shall have become vacant. References in this paragraph (C) to directors elected by the holders of a particular class of stock shall include directors elected by such directors to fill vacancies as provided in clause (y) of the foregoing sentence.

(v) Immediately upon the expiration of a default period, (x) the right of the holders of Series A Preferred Stock, as a class to elect directors shall cease, (y) the term of any directors elected by the holders of Series A Preferred Stock as a class shall terminate, and (z) the number of directors shall be such number as may be provided for in, or pursuant to, the Restated Certificate of Incorporation or Bylaws irrespective of any increase made pursuant to the provisions of paragraph (C) (ii) of this Section 3 (such number being subject, however to change thereafter in any manner provided by law or in the Restated Certificate of Incorporation or Bylaws). Any vacancies in the Board of Directors effected by the provisions of clauses (y) and (z) in the preceding sentence may be filled by a majority of the remaining directors, even though less than a quorum.

(D) Except as set forth herein (or as otherwise required by applicable law), holders of Series A Preferred Stock shall have no general or special voting rights and their consent shall not be required for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions on, any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions on, any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred

Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts as to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (either as to dividends or upon dissolution, liquidation or winding up) to the Series A Preferred Stock;

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Restated Certificate of Incorporation, in any other Certificate of Designations, Preferences and Rights creating a series of Preferred Stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) With respect to any liquidation, dissolution or winding up (voluntary or otherwise) of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $10,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment (the "Series A Liquidation Preference"). Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Preferred Stock unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the "Common Adjustment") equal to the quotient obtained by dividing (i) the Series A Liquidation Preference by (ii) 10,000 (such number in clause (ii), the "Adjustment Number"). Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Preferred Stock and Common Stock, respectively, holders of Series A Preferred Stock and holders of shares of Common Stock shall receive their ratable and proportionate share of the remaining assets to be distributed in the ratio of the Adjustment Number to 1 with respect to such Preferred Stock and Common Stock, on a per share basis, respectively.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of Preferred Stock, if any, which rank on a parity with the Series A Preferred Stock, then such remaining assets shall be distributed ratably to the holders of Series A Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences. In the event, however, that there are not sufficient assets available to permit payment in full of the Common Adjustment, then such remaining assets shall be distributed ratably to the holders of Common Stock.

(C) In the event the Corporation shall at any time after July 26, 1999, (i) declare any dividend on the Common Stock payable in Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine or consolidate the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of Common Stock that were outstanding immediately prior to such event.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to 10,000 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time after July 26, 1999, (i) declare any dividend on the Common Stock payable in Common Stock, (ii) subdivide the outstanding Common Stock, or (iii) combine or consolidate the outstanding Common Stock into a smaller number of shares, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable.

Section 9. Ranking. The Series A Preferred Stock shall rank junior to all other series of the Corporation's Preferred Stock as to payment of dividends and the distribution of assets, unless the terms of any such series shall provide otherwise.

Section 10. Amendment. The Restated Certificate of Incorporation of the Corporation shall not be further amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds (66 2/3%) or more of the outstanding shares of Series A Preferred Stock, voting together as a single class.

Section 11. Fractional Shares. Series A Preferred Stock may be issued in fractions of a share, which are one ten-thousandths or integral multiples of one ten-thousandths of a share, which shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

B. Series B TESOP Convertible Preferred Stock

Section 1. Designation and Amount; Special Purpose Restricted Transfer Issue.

(A) The shares of this series of Preferred Stock shall be designated as Series B TESOP Convertible Preferred Stock ("Series B Preferred Stock") and the number of shares constituting such series shall be one hundred thousand (100,000) shares.

(B) Shares of Series B Preferred Stock shall be issued only to a trustee acting on behalf of an employee stock ownership plan or other employee benefit plan of the Company. In the event of any transfer of shares of Series B Preferred Stock to any person other than the issuance of Series B Preferred Stock to any such plan trustee, the shares of Series B Preferred Stock so transferred, upon such transfer and without any further action by the Company or the holder, shall be automatically converted into shares of Common Stock (as defined herein) on the terms otherwise provided for the conversion of shares of Series B Preferred Stock into shares of Common Stock pursuant to Section 5 hereof and no such transferee shall have any of the voting powers, preferences and relative, participating, optional or other special rights ascribed to shares of Series B Preferred Stock hereunder but, rather, only the powers and rights pertaining to the Common Stock into which such shares of Series B Preferred Stock shall be so converted; provided, however, that the pledge of Series B Preferred Stock by an employee stock ownership plan or other employee benefit plan of the Company shall not constitute a transfer for the purposes of this Section 1. Certificates representing shares of Series B Preferred Stock shall be legended to reflect the foregoing provisions. Notwithstanding the foregoing provisions of this paragraph (B) of Section 1, shares of Series B Preferred Stock (i) may be converted into shares of Common Stock as provided by Section 5 hereof and the shares of Common Stock issued upon such conversion may be transferred by the holder thereof as permitted by law and (ii) shall be redeemable by the Company upon the terms and conditions provided by Sections 6, 7 and 8 hereof.

Section 2. Dividends and Distributions.

(A) Subject to the provisions for adjustment hereinafter set forth, the holders of shares of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends ("Preferred Dividends") in amount per share equal to $75.00 per share per annum, payable semi-annually in arrears, one-half on June 30 and one-half on December 31 of each year (each a "Dividend Payment Date") commencing on December 31, 1990, to holders of record at the start of business on such Dividend payment Date; provided, however, that if as of a given Dividend Payment Date $37.50 is less than an amount (the "Common Stock Equivalent Dividend") equal to (i) the aggregate amount of all cash dividends (excluding an amount equal to the Fair Market Value of an Extraordinary Distribution made during such period as defined in paragraph (G) of Section 9) declared per share of Common Stock since the immediately preceding Dividend Payment Date multiplied by (ii) the number of shares of Common Stock into which such shares of Series B Preferred Stock was convertible at the time each such dividend was declared (including, without limitation, any and all adjustments as provided in Section 9 hereof), then the Preferred Dividend payable for such period shall equal the Common Stock Equivalent Dividend amount. In the event that any Dividend Payment Date shall fall on any day other than a "business day" (as hereinafter defined), the dividend payment due on such Dividend Payment Date shall be paid on the business day immediately preceding such Dividend Payment Date. Preferred Dividends shall begin to accrue on outstanding shares of Series B Preferred Stock from the date of issuance of such shares of Series B Preferred Stock. Preferred Dividends shall accrue on a daily basis whether or not the Company shall have earnings or surplus at the time. Preferred Dividends accrued after the date of issuance thereof on the shares of Series B Preferred Stock for any period less than a full semi-annual period between Dividend Payment Dates shall be computed on the basis of a 360-day year of twelve 30-day months. A proportional dividend shall accrue for the period from the date of issuance until December 31, 1990 and shall be calculated based on the fixed Preferred Dividend amount. Accrued but unpaid Preferred Dividends shall cumulate as of the Dividend Payment Date on which they first become payable, but no interest shall accrue on accumulated but unpaid Preferred Dividends.

(B) So long as any Series B Preferred stock shall be outstanding, no dividend shall be declared or paid or set apart for payment on any other series of stock ranking on a parity with the Series B Preferred Stock as to dividends, unless there shall also be or have been declared and paid or set apart for payment on the Series B Preferred Stock, like dividends for all dividend payment periods of the Series B Preferred Stock ending on or before the dividend payment date of such parity stock, ratably in proportion to the respective amounts of dividends accumulated and unpaid through such dividend payment period on the Series B Preferred Stock and accumulated and unpaid or payable on such parity stock through the dividend payment period on such parity stock next preceding such dividend payment date. In the event that full cumulative dividends on the Series B Preferred Stock have not been declared and paid or set apart for payment when due, the Company shall not declare or pay or set apart for payment any dividends or make any other distributions on, or make any payment on account of the purchase, redemption or other retirement of, any other class of stock or series thereof of the Company ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Company, junior to the Series B Preferred Stock until full cumulative dividends on the Series B Preferred Stock shall have been paid or declared and set aside for payment; provided, however, that the foregoing shall not apply to (i) any dividend payable solely in any shares of any stock ranking, as to dividends and as to distributions in the event of a liquidation, dissolution or winding-up of the Company, junior to the Series B Preferred Stock, or (ii) the acquisition of shares of any stock ranking, as to dividends or as to distributions in the event of a liquidation, dissolution or winding-up of the Company, junior to the Series B Preferred Stock.

Section 3. Voting Rights. The holders of shares of Series B Preferred Stock shall have the following voting rights:

(A) The holders of Series B Preferred Stock shall be entitled to vote on all matters submitted to a vote of the holders of Common Stock of the Company, voting together with the holders of Common Stock as one class. Each share of the Series B Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could be converted on the record date for determining the stockholders entitled to vote, rounded to the nearest one-tenth of a vote; it being understood that whenever the "Conversion Price" (as defined in Section 5 (A) hereof) is adjusted as provided in Section 9 hereof, the voting rights of the Series B Preferred Stock shall also be similarly adjusted.

(B) Except as otherwise required by law or set forth herein, holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for the taking of any corporate action.

(C) The Restated Certificate of Incorporation, as amended, of the Company or this Resolution (including, without limitation, any such alteration, amendment or repeal affected by any merger or consolidation in which the company is a surviving or resulting corporation) shall not be amended in any manner that would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect the holders thereof adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series B Preferred Stock, voting together as a single class.

Section 4. Liquidation, Dissolution or Winding Up.

(A) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series B Preferred stock shall be entitled to receive out of the assets of the Company which remain after satisfaction in full of all valid claims of creditors of the Company and which are available for payment to stockholders and subject to the rights of the holders of any stock of the Company ranking senior to or on a parity with the Series B Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Company, before any amount shall be paid or distributed among the holders of Common Stock or any other shares ranking junior to the Series B Preferred Stock in respect of distributions upon liquidation, dissolution or winding up of the Company, liquidating distributions in the amount of $1,000 per share (the "Liquidation Price"), plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for distribution, and no more. If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series B Preferred Stock and any other parity stock ranking as to any such distribution on a parity with the Series B Preferred stock are not paid in full, the holders of the Series B Preferred Stock and such other stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount to which they are entitled as provided by the foregoing provisions of this Section 4(A), the holders of shares of Series B Preferred Stock shall not be entitled to any further right or claim to any of the remaining assets of the Company.

(B) Neither the merger or consolidation of the Company with or into any other corporation, nor the merger or consolidation of any other corporation with or into the Company, nor the sale, transfer or lease of all or any portion of the assets of the Company, shall be deemed to be a dissolution, liquidation or winding up of the affairs of the Company for purposes of this Section 4, but the holders of Series B Preferred Stock shall nevertheless be entitled in the event of any such merger or consolidation to the rights provided by Section 8 hereof.

(C) Written notice of any voluntary or involuntary liquidation, dissolution or winding up of the Company, stating the payment date or dates when, and the place or places where, the amounts distributable to holders of Series B Preferred Stock in such circumstances shall be payable, shall be given by first-class mail, postage prepaid, mailed not less than twenty (20) days prior to any payment date stated therein, to the holders of Series B Preferred Stock, at the address shown on the books of the Company or any transfer agent for the Series B Preferred Stock.

Section 5. Conversion into Common Stock.

(A) A holder of shares of Series B Preferred Stock shall be entitled, at any time (but not after the close of business on a date fixed for redemption of such shares pursuant to Sections 6, 7 and 8 hereof), to cause any or all of such shares to be converted into shares of Common Stock, initially at a conversion rate equal to the ratio of (i) $1,000 to (ii) the amount which (A) initially shall be equal to 125% of the Fair Market Value (as defined herein) of the Common Stock on the date of issuance of the Series B Preferred Stock, and (B) shall be adjusted as hereinafter provided (such amount, as it may be so adjusted form time to time, is hereinafter sometimes referred to as the "Conversion Price").

(B) Any holder of shares of Series B Preferred Stock desiring to convert such shares into shares of Common Stock shall surrender the certificate or certificates representing the shares of Series B Preferred Stock being converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Series B Preferred Stock or such office or offices in the continental United States of an agent for conversion as may from time to time be designated by notice to the holders of the Series B Preferred Stock by the Company or the transfer agent for the Series B Preferred Stock, accompanied by written notice of conversion. Such notice of conversion shall specify (i) the number of shares of Series B Preferred Stock to be converted and the name or names in which such holder wishes the certificate or certificates for Common Stock and for any shares of Series B Preferred Stock not to be so converted to be issued, and (ii) the address to which such holder wishes delivery to be made of such new certificates to be issued upon such conversion.

(C) Upon surrender of a certificate representing a share or shares of Series B Preferred Stock for conversion, the Company shall issue and send by hand delivery (with receipt to be acknowledged) or by first class mail, postage prepaid, to the holder thereof or to such holder's designee, at the address designated by such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled upon conversion. In the event that there shall have been surrendered a certificate or certificates representing shares of Series B Preferred Stock, only part of which are to be converted, the Company shall issue and deliver to such holder or such holder's designee a new certificate or certificates representing the number of shares of Series B Preferred Stock which shall not have been converted.

(D) The issuance by the Company of shares of Common Stock upon a conversion of shares of Series B Preferred Stock into shares of Common Stock made at the option of the holder thereof shall be effective as of the earlier of (i) the delivery to such holder or such holder's designee of the certificates representing the shares of Common Stock issued upon conversion thereof or (ii) the commencement of business on the second business day after the surrender of the certificate or certificates for the shares of Series B Preferred Stock to be converted, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto) as provided by this Resolution. On and after the effective day of conversion, the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock, but no allowance or adjustment shall be made in respect of dividends payable to holders of Common Stock in respect of any period prior to such effective date. The Company shall not be obligated to pay any dividends which shall have been declared and shall be payable to holders of shares of Series B Preferred Stock on a Dividend Payment Date if such Dividend Payment Date for such dividend shall coincide with or be on or subsequent to the effective date of conversion of such shares.

(E) The Company shall not be obligated to deliver to holders of Series B Preferred Stock any fractional share or shares of Common Stock issuable upon any conversion of such shares of Series B Preferred Stock, but in lieu thereof may make a cash payment in respect thereof in any manner permitted by law.

(F) The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, or Common Stock held as Treasury Stock, solely for issuance upon the conversion of shares of Series B Preferred Stock as herein provided, free from any preemptive rights, such number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the shares of Series B Preferred Stock then outstanding. Nothing contained herein shall preclude the Company from issuing shares of Common Stock held in its treasury upon the conversion of shares of Series B Preferred Stock into Common Stock pursuant to the terms hereof. The Company shall prepare and shall use its best efforts to obtain and keep in force such governmental or regulatory permits or other authorizations as may be required by law, and shall comply with all requirements as to registration or qualification of Common Stock, in order to enable the Company lawfully to issue and deliver to each holder of record of Series B Preferred Stock such number of shares of its Common Stock as shall from time to time be sufficient to effect the conversion of all shares of Series B

Preferred Stock then outstanding and convertible into shares of Common Stock.

(G) The Company has entered into an Amended Restated Shareholder Rights Agreement dated as of June 22, 1990 (the "Rights Agreement") governing the issuance to holders of Common Stock of rights to purchase capital stock or other securities of the Company. Whenever the Company shall issue shares of Common Stock as contemplated by this Section 5, the Company shall comply with the terms of the Rights Agreement or any successor rights agreement and applicable resolutions of the Board of Directors relating to rights dividends with respect to the issuance of rights together with the issuance of such shares of Common Stock.

Section 6. Redemption At the Option of the Company.

(A) The Series B Preferred Stock shall be redeemable in whole or in part, at the option of the Company at any time after July 1, 1994, or on or before July 1, 1994 if permitted by paragraph (D) of this Section 6, at the following redemption prices per share, expressed as a percentage of the Liquidation Price per share:

During the Twelve-Month Period Beginning July 1,	Price Per Share
1990	107.50%
1991	106.75%
1992	106.00%
1993	105.25%
1994	104.50%
1995	103.75%
1996	103.00%
1997	102.25%
1998	101.50%
1999	100.75%
2000	100.00%

and thereafter at $1,000 per share, plus, in each case, an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption. Payment of the redemption price shall be made by the Company in cash or shares of Common Stock, or a combination thereof, as permitted by paragraph (E) of this Section 6. From and after the date fixed for redemption, dividends on shares of Series B Preferred Stock called for redemption will ceases to accrue, such shares will no longer be deemed to be outstanding and all rights in respect to such shares of the Company shall cease, except the right to receive the redemption price. If less than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the Company shall either redeem a portion of the shares of each holder determined pro rata based on the number of shares held by each holder or shall select the shares to be redeemed, by lot, as may be determined by the Board of Directors of the Company.

(B) Unless otherwise required by law, notice of redemption for any redemption made pursuant to this Section 6 will be sent to the holders of Series B Preferred Stock at the address shown on the books of the Company or any transfer agent for the Series B Preferred Stock by first class mail, postage prepaid, mailed not less than twenty (20) days nor more than sixty (60) days prior to the redemption date. Each such notice shall state: (i) the redemption date; (ii) the total number of shares of the Series B Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the conversion rights of the shares to be redeemed, the period within which conversion rights may be exercised (which shall be no less than twenty (20) days), and the Conversion Price and number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock on the date such notice is sent. The foregoing notice provisions may be amended, if necessary, so as to comply with the optional redemption provisions for preferred stock as "qualifying employer securities" or "employer securities" within the meaning of Sections 4975(e)(8) and 409(1) of the Internal Revenue Code of 1986, as amended (the "Code"), or under any successor provision thereof or as "qualifying employer securities" under Section 407(d)(5) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or under any successor provision thereof. Upon surrender of the certificates for any shares so called for redemption and not previously converted (properly endorsed or assigned for transfer, if the Board of Directors of the Company shall so require and the notice shall so state), such shares shall be redeemed by the Company at the date fixed for redemption and at the redemption price set forth in this Section 6.

(C) (i) In the event of a change in the federal tax laws of the United States of America (or any regulations or rulings promulgated thereunder), or any change in the application, enforcement or interpretation in respect of such laws, regulations or rulings, including any of the foregoing taken by a court of competent jurisdiction, which has the effect of precluding the Company from claiming any of the tax deductions for dividends paid on the Series B Preferred Stock (other than a change treating the dividends as a preference item for purposes of determining alternative minimum tax) when such dividends are used as provided under Section 404(k)(2) of the Code and in effect on the date shares of Series B Preferred Stock are initially issued, or (ii) upon a determination by the Internal Revenue Service that the Company's employee stock ownership plan (the "Plan"), as amended, or any successor plan is not qualified under Sections 401(a), 401(k) and 4975(e)(7) of the Code, the Company may, in its sole discretion and notwithstanding anything to the contrary in paragraph (A) of this Section 6, elect to redeem such shares for the amount payable in respect of the shares upon liquidation of the Company pursuant to Section 4 hereof. Notice of such redemption shall be provided in accordance with the procedures set forth in paragraph (B) of this Section 6, provided, however, that notice of redemption for any redemption made pursuant to clause (i) of this paragraph 6(C) shall be mailed not more than ninety (90) days after the later to occur of (i) the effective date, or (ii) the date of enactment, of the change permitting such redemption.

(D) If the Company terminates or partially terminates the Plan, then, notwithstanding anything to the contrary in paragraph (A) of this Section 6, the Company may elect to redeem any and all of the shares of Series B Preferred Stock at any time prior to July 1, 1994, on the terms and conditions set forth in paragraphs (A) and (B) of this Section 6.

(E) The Company shall make payment of the redemption price required upon redemption of shares of Series B Preferred Stock in cash, or if the Company so elects, in shares of Common Stock, or in a combination of such shares and cash, any such shares to be valued for such purpose at their Fair Market Value (as defined in paragraph (G) of Section 9 hereof). Notwithstanding anything herein to the contrary (including Section 7 hereof), in the event that the Company elects, by a resolution of its Board of Directors, to make payment of all future redemption prices solely in cash or solely in shares of Common Stock of the Company and notifies the holders of Series B Preferred Stock of such election, all such payments thereafter shall be made in compliance with such election and such election shall be irrevocable.

Section 7. Other Redemption Rights.

For consideration as provided in paragraph (E) of Section 6, shares of Series B Preferred Stock shall be redeemed by the Company at a redemption price equal to the greater of the Fair Market Value (as hereinafter defined) or the Liquidation Price of the Series B Preferred Stock plus an amount equal to all accrued and unpaid dividends thereon to the date fixed for redemption, at the option of the holder, at any time and from time to time upon notice to the Company given not less than five (5) business days prior to the date fixed by the holder in such notice for such redemption, when and to the extent necessary (i) for such holder to provide for distributions required to be made to participants under, or to satisfy an investment election provided to participants in accordance with, the Plan, or any successor Plan, (ii) for such holder to make payment of principal, interest or premium due and payable (whether as scheduled or upon acceleration) on indebtedness of the trust under such Plan or any indebtedness incurred by the holder for the benefit of the Plan, or (iii) when and if it shall be established to the satisfaction of the holder that the Plan has not initially been determined by the Internal Revenue Service to be qualified as an employee stock ownership plan within the meaning of Sections 401(a) or 4975(e)(7) of the Code, respectively.

Section 8. Consolidation, Merger, etc.

(A) In the event that the Company shall consummate any consolidation, merger or similar business transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged solely for or changed, reclassified or converted solely into stock of any successor or resulting company (including the Company) that constitutes "employer securities" with respect to a holder of Series B Preferred Stock (within the meaning of Section 409(1) of the Code) and "qualifying employer securities" (within the meaning of Section 407(d)(5) of ERISA, or any successor provisions of law) and, if applicable, for a cash payment in lieu of fractional shares, if any, the shares of Series B Preferred Stock of such holder shall be assumed and shall become preferred stock of such successor or resulting company, having in respect of such company insofar as possible the same powers, preferences and relative, participating, optional or other special rights (including the redemption rights provided by Sections 6, 7 and 8 hereof), and the qualifications, limitations or restrictions thereon, that the Series B Preferred Stock had immediately prior to such transaction, except that after such transaction each share of the Series B Preferred Stock shall be convertible, otherwise on the terms and conditions provided by Sections 5 and 7 hereof, into the number and kind of qualifying employer securities so receivable by a holder of the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election to receive any kind or amount of stock, securities, cash or other property (other than such qualifying employer securities and a cash payment, if applicable, in lieu of fractional shares) receivable upon such transaction (provided that, if the kind or amount of qualifying employer securities receivable upon such transaction is not the same for each non-electing share of Common Stock, then the kind and amount of qualifying employer securities receivable upon such transaction for each non-electing share of Common Stock shall be the kind and amount so receivable per share by a plurality of the non-electing shares of Common Stock). The rights of the Series B Preferred Stock as preferred stock of such successor or resulting company shall successively be subject to adjustment pursuant to Section 9 hereof after any such transaction as nearly equivalent to the adjustments provided for by such section prior to such transaction. The Company shall not merger, consolidation or similar transaction unless all then outstanding shares of the Series B Preferred Stock shall be assumed and authorized by the successor or resulting company as aforesaid.

(B) In the event that the Company shall consummate any consolidation or merger or similar transaction, however named, pursuant to which the outstanding shares of Common Stock are by operation of law exchanged for or changed, reclassified or converted into other stock or securities or cash or any other property, or any combination thereof, other than any such consideration which is constituted solely of qualifying employer securities (as referred to in paragraph (A) of this Section 8) and cash payments, if applicable, in lieu of fractional shares, outstanding shares of Series B Preferred Stock shall, without any action on the part of the Company or any holder thereof (but subject to paragraph (C) of this Section 8), be automatically converted by virtue of such merger, consolidation or similar transaction immediately prior to such consummation into the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted at such time so that each share of Series B Preferred Stock shall, by virtue of such transaction and on the same terms as apply to the holders of Common Stock, be converted into or exchanged for the aggregate amount of stock, securities, cash or other property (payable in like kind) receivable by a holder of the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such transaction if such holder of Common Stock failed to exercise any rights of election as to the kind or amount of stock, securities, cash or other property receivable upon such transaction (provided that, if the kind or amount of stock, securities, cash or other property receivable upon such transaction is not the same for each non-electing share of Common Stock, then the kind and amount of stock, securities, cash or other property receivable upon such transaction for each non-electing share of Common Stock shall be the kind and amount so receivable per share by a plurality of the non-electing shares of Common Stock).

(C) In the event the Company shall enter into any agreement providing for any consolidation, merger, or similar transaction described in paragraph (B) of this Section 8, then the Company shall as soon as practicable thereafter (and in any event at least ten (10) business days before consummation of such transaction) give notice of such agreement and the material terms thereof to each holder of Series B Preferred Stock and each such holder shall have the right to elect, by written notice to the Company, to receive, upon consummation of such transaction (if and when such transaction is consummated), from the Company of the successor of the Company, out of funds legally available therefor, in redemption and retirement of such Series B Preferred Stock, a cash payment equal to the amount payable in respect of shares of Series B Preferred Stock upon redemption pursuant to paragraph (A) of Section 6 hereof. No such notice of redemption shall be effective unless given to the Company prior to the close of business on the second business day prior to consummation of such transaction, unless the Company or the successor of the Company shall waive such prior notice, but any notice of redemption so given prior to such time may be withdrawn by notice of withdrawal given to the Company prior to the close of business on the second business day prior to consummation of such transaction.

Section 9. Anti-dilution Adjustments.

(A) In the event the Company shall, at any time or from time to time while any of the shares of Series B Preferred Stock are outstanding, (i) pay a dividend or make a distribution in respect of the Common Stock in shares of Common Stock, (ii) subdivide the outstanding shares of Common Stock, or (iii) combine the outstanding shares of Common Stock into a smaller number of shares, in each case whether by reclassification of shares, recapitalization of the Company (including a recapitalization effected by a merger or consolidation to which Section 8 hereof does not apply) or otherwise, subject to the provisions of subparagraphs E and F of this Section 9, the Conversion Price in effect immediately prior to such action shall be adjusted by multiplying such Conversion Price by the fraction, the numerator of which is the number of shares of Common Stock outstanding immediately before such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this paragraph 9(A) shall be given effect, upon payment of such a dividend or distribution, as of the record date for the determination of shareholders entitled to receive such dividend or distribution (on a retroactive basis) and in the case of a subdivision or combination shall become effective immediately as of the effective date thereof.

(B) In the event that the Company shall, at any time or from time to time while any of the shares of Series B Preferred Stock are outstanding, issue to holders of shares of Common Stock as a dividend or distribution, including by way of a reclassification of shares or a recapitalization of the Company, any right or warrant to purchase shares of Common Stock (but not including as such a right or warrant (i) any security convertible into or exchangeable for shares of Common Stock or (ii) any rights issued pursuant to or governed by the Rights Agreement or any successor rights agreement thereto) at a purchase price per share less than the Fair Market Value (as hereinafter defined) of a share of Common Stock on the date of issuance of such right or warrant, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the number of shares of Common Stock which could be purchased at the Fair Market Value of a share of Common Stock at the time of such issuance for the maximum aggregate consideration payable upon exercise in full of all such rights or warrants and the denominator of which shall be the number of shares of Common Stock outstanding immediately before such issuance of rights or warrants plus the maximum number of shares of Common Stock that could be acquired upon exercise in full of all such rights and warrants.

(C) In the event the Company shall, at any time or from time to time while any of the shares of Series B Preferred Stock are outstanding, issue, sell or exchange shares of Common Stock (other than pursuant to (i) any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), (ii) any rights issued pursuant to or governed by the Rights Agreement or any successor rights agreement, and (iii) any employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, of the Company or any subsidiary of the Company heretofore or hereafter adopted) for a consideration having a Fair Market Value of Common Stock on the date of such issuance, sale or exchange less than the Fair Market Value of such shares of Common Stock on the date of such issuance, sale or exchange, then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale or exchange of shares of Common Stock, and the denominator of which shall be the product of (i) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the number of shares of Common Stock so issued, sold or exchanged by the Company. In the event the Company shall, at any time or from time to time while any shares of Series B preferred Stock are outstanding, issue, sell or exchange any right or warrant to purchase or acquire shares of Common Stock (including as such a right or warrant any security convertible into or exchangeable for shares of Common Stock), other than any such issuance (i) to holders of shares of Common Stock as a dividend or distribution (including by way of a reclassification of shares or a recapitalization of the Company), (ii) or rights issued pursuant to or governed by the Rights Agreement or any successor rights agreement thereto, and (iii) pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Company or any subsidiary of the Company heretofore or hereafter adopted, for a consideration having a Fair Market Value on the date of such issuance, sale or exchange less than the Non-Dilutive Amount (as hereinafter defined), then, subject to the provisions of paragraphs (E) and (F) of this Section 9, the Conversion Price shall be adjusted by multiplying such Conversion Price by the fraction the numerator of which shall be the sum of (i) the Fair Market Value of all the shares of Common Stock outstanding on the day immediately preceding the first public announcement of such issuance, sale or exchange plus (ii) the Fair Market Value of the consideration received by the Company in respect of such issuance, sale or exchange of such right or warrant plus (iii) the Fair Market

Value at the time of such issuance of the consideration which the Company would receive upon exercise in full of all such rights or warrants, and the denominator of which shall be product of (i) the Fair Market Value of a share of Common Stock on the day immediately preceding the first public announcement of such issuance, sale or exchange multiplied by (ii) the sum of the number of shares of Common Stock outstanding on such day plus the maximum number of shares of Common Stock which could be acquired pursuant to such right or warrant at the time of the issuance, sale or exchange of such right or warrant (assuming shares of Common Stock could be acquired pursuant to such right or warrant at such time).

(D) In the event the Company shall, at any time or from time to time while any of the shares of Series B Preferred Stock are outstanding, make an Extraordinary Distribution (as hereinafter defined) in respect of the Common Stock, whether by dividend, distribution, reclassification of shares or recapitalization of the Company (including a recapitalization or reclassification effected by a merger or consolidation to which Section 8 hereof does not apply) or effect a Pro Rata Repurchase (as hereinafter defined) of Common Stock, the Conversion Price in effect immediately prior to such Extraordinary Distribution or Pro Rata Repurchase shall, subject to paragraphs (E) and (F) of this Section 9, be adjusted by multiplying such Conversion Price by the fraction, the numerator of which is (i) the product of (x) the number of shares of Common Stock outstanding immediately before such Extraordinary Distribution or Pro Rata Repurchase multiplied by (y) the Fair Market Value (as herein defined) of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash, or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase, or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be, minus (ii) the Fair Market Value of the Extraordinary Distribution or the aggregate purchase price of the Pro Rata Repurchase, as the case may be, and the denominator of which shall be the product of (A) the number of shares of Common Stock outstanding immediately before such Extraordinary Dividend or Pro Rata Repurchase minus, in the case of a Pro Rata Repurchase, the number of shares of Common Stock repurchased by the Company multiplied by (B) the Fair Market Value of a share of Common Stock on the day before the ex-dividend date with respect to an Extraordinary Distribution which is paid in cash and on the distribution date with respect to an Extraordinary Distribution which is paid other than in cash or on the applicable expiration date (including all extensions thereof) of any tender offer which is a Pro Rata Repurchase or on the date of purchase with respect to any Pro Rata Repurchase which is not a tender offer, as the case may be. The Company shall send each holder of Series B Preferred Stock (i) notice of its intent to make any dividend or distribution and (ii) notice of any offer by the Company to make a Pro Rata Repurchase, in each case at the same time as, or as soon as practicable after, such offer is first communicated (including by announcement of a record date in accordance with the rules of any stock exchange on which the Common Stock is listed or admitted to trading) to holders of Common Stock. Such notice shall indicate the intended record date and the amount and nature of such dividend or distribution, or the number of shares subject to such offer for a Pro Rata Repurchase and the purchase price payable by the Company pursuant to such offer, as well as the Conversion Price and the number of shares of Common Stock into which a share of Series B Preferred Stock may be converted at such time.

(E) Notwithstanding any other provisions of this Section 9, the Company shall not be required to make any adjustment of the Conversion Price unless such adjustment would require an increase or decrease of at least one percent (1%) in the Conversion Price. Any lesser adjustment shall be carried forward and shall be made no later than the time of, and together with, the next subsequent adjustment which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least one percent

(1%) in the Conversion Price.

(F) If the Company shall make any dividend or distribution on the Common Stock or issue any Common Stock, other capital stock or other security of the Company or any rights or warrants to purchase or acquire any such security, which transaction does not result in an adjustment to the Conversion Price pursuant to the foregoing provisions of this Section 9, the Board of Directors of the Company shall consider whether such action is of such a nature that an adjustment to the Conversion Price should equitably be made in respect of such transaction. If in such case the Board of Directors of the Company determines that an adjustment to the Conversion Price should be made, an adjustment shall be made effective as of such date, as determined by the Board of Directors of the Company, which adjustment shall in no event adversely affect the powers, preferences or special rights of the Series B Preferred Stock as set forth herein. The determination of the Board of Directors of the Company as to whether an adjustment to the Conversion Price should be made pursuant to the foregoing provisions of this paragraph 9(F), and, if so, as to what adjustment should be made and when, shall be final and binding on the Company and all stockholders of the Company. The Company shall be entitled to make such additional adjustments in the Conversion Price, in addition to those required by the foregoing provisions of this Section 9, as shall be necessary in order that any dividend or distribution in shares of capital stock of the Company, subdivision, reclassification or combination of shares of stock of the Company or any recapitalization of the Company shall not be taxable to holders of the Common Stock.

(G) For purposes of this [Resolution], the following definitions shall apply:

The term "business day" shall mean each day that is not a Saturday, Sunday or a day on which state or federally chartered banking institutions in New York, New York or Fort Worth, Texas are not required to be open.

"Extraordinary Distribution" shall mean any dividend or other distribution to holders of Common Stock (effected while any of the shares of Series B Preferred Stock are outstanding) (i) of cash, where the aggregate amount of such cash dividend or distribution together with the amount of all cash dividends and distributions made during the preceding period of 12 months, when combined with the aggregate amount of all Pro Rata Repurchases (for this purpose, including only that portion of the aggregate purchase price of such Pro Rata Repurchase which is in excess of the Fair Market Value of the Common Stock repurchased as determined on the applicable expiration date, including all extensions thereof, of any tender offer or exchange offer which is a Pro Rata Repurchase, or the date of purchase with respect to any other Pro Rata Repurchase which is not a tender offer or exchange offer made during such period), exceeds ten percent (10%) of the aggregate Fair Market Value of all shares of Common Stock outstanding on the record date for determining the shareholders entitled to receive such Extraordinary Distribution and (ii) of any shares of capital stock of the Company (other than shares of Common Stock), other securities of the Company (other than securities of the type referred to in paragraph (B) of this Section 9), evidences of indebtedness of the Company or any other person or any other property (including shares of any subsidiary of the Company), or any combination thereof. The Fair Market Value of an Extraordinary Distribution for purposes of paragraph (D) of this Section 9 shall be the sum of the Fair Market Value of such Extraordinary Distribution plus the amount of any cash dividends which are not Extraordinary Distributions made during such twelve month period and not previously included in the calculation of an adjustment pursuant to paragraph (D) of this Section 9.

"Fair Market Value" shall mean, as to shares of Common Stock or any other class of capital stock or securities of the Company or any other issuer which are publicly traded, the average of the Current Market Prices (as hereinafter defined) of such shares or securities for each day of the Adjustment

Period (as hereinafter defined). "Current Market Price" of publicly traded shares of Common Stock or any other class of capital stock or other security of the Company or any other issuer for a day shall mean (i) for purposes of Sections 6 and 7 hereof, the mean between the highest and lowest reported sales price on such day and (ii) for all other purposes hereof, the last reported sales price, regular way, or, in case no sale takes place on such day, the average of the reported closing bid and asked prices, regular way, in either case as reported on the New York Stock Exchange Composite Tape or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, on the Nasdaq National Market System or, if such security is not quoted on such National Market System, the average of the closing bid and asked prices on each such day in the over-the-counter market as reported by Nasdaq or, if bid and asked prices for such security on each such day shall not have been reported through Nasdaq, the average of the bid and asked prices for such day as furnished by any New York Stock Exchange member firm regularly making a market in such security selected for such purpose by the Board of Directors of the Company or a committee thereof on each trading day during the Adjustment Period. "Adjustment Period" shall mean the period of five (5) consecutive trading days, selected by the Board of Directors of the Company or a committee thereof in a manner determined by such Board of Directors or committee to be most favorable to the holders of the Series B Preferred Stock, during the twenty (20) trading days preceding, and including, the date as of which the Fair Market Value of a security is to be determined. The "Fair Market Value" of any security (except with respect to the Series B Preferred Stock) which is not publicly traded or of any other property shall mean the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Company or a committee thereof, or, if no such investment banking or appraisal firm is in the good faith judgment of the Board of Directors or such committee available to make such determination, as determined in good faith by the Board of Directors of the Company or such committee. The "Fair Market Value" of the Series B Preferred Stock shall be the value determined by an independent appraisal firm appointed by the Trustee, provided that in determining such value, such appraisal firm shall not take into account any accrued but unpaid Preferred Dividends.

"Non-Dilutive Amount" in respect of an issuance, sale or exchange by the Company of any right or warrant to purchase or acquire shares of Common Stock (including any security convertible into or exchangeable for shares of Common Stock) shall mean the remainder of (i) the product of the Fair Market Value of a share of Common Stock on the day preceding the first announcement of such issuance, sale or exchange multiplied by the maximum number of shares of Common Stock which could be acquired on such date upon the exercise in full of such rights and warrants (including upon the conversion or exchange of all such convertible or exchangeable securities), whether or not exercisable (or convertible or exchangeable) at such date, minus (ii) the aggregate amount payable to the Company pursuant to such right or warrant to purchase or acquire such maximum number of shares of Common Stock; provided, however, that in no event shall the Non-Dilutive Amount be less than zero. For purposes of the foregoing sentence, in the case of a security convertible into or exchangeable for shares of Common Stock, the amount payable pursuant to a right or warrant to purchase or acquire shares of Common Stock shall be the Fair Market Value of such security on the date of the issuance, sale or exchange of such security by the Company.

"Pro Rata Repurchase" shall mean any purchase of shares of Common Stock by the Company or any subsidiary thereof, whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person or any other property (including shares of a subsidiary of the Company), or any combination thereof, affected while any of the shares of Series B Preferred Stock are outstanding, pursuant to any tender offer or exchange offer subject to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any successor provision of law, or pursuant to any other offer available to substantially all holders of Common Stock; provided, however, that no purchase of shares by the Company or any subsidiary thereof made in open market transactions shall be deemed a Pro Rata Repurchase. For purposes of this paragraph 9(G), shares shall be deemed to have been purchased by the Company or any subsidiary thereof "in open market transactions" if they have been purchased substantially in accordance with the requirements of Rule 10b-18 as in effect under the Exchange Act, on the date shares of Series B Preferred Stock are initially issued by the Company or on such other terms and conditions as the Board of Directors of the Company or a committee thereof shall have determined are reasonably designed to prevent such purchases from having a material affect on the trading market for the Common Stock.

(H) Whenever an adjustment to the Conversion Price and the related voting rights of the Series B Preferred Stock is restored pursuant to this Resolution, the Company shall forthwith place on file with the transfer agent for the Common Stock and the Series B Preferred Stock if there be one, and with the Secretary of the Company, a statement signed by two officers of the Company stating the adjusted Conversion Price determined as provided herein and the resulting conversion ratio, and the voting rights (as appropriately adjusted), of the Series B Preferred Stock. Such statement shall set forth in reasonable detail such facts as shall be necessary to show the reason and the manner of computing such adjustment, including any determination of Fair Market Value involved in such computation. Promptly after each adjustment to the Conversion Price and the related voting rights of the Series B Preferred Stock, the Company shall mail a notice thereof and of the then prevailing conversion ratio to each holder of shares of the Series B Preferred Stock.

Section 10. Ranking; Attributable Capital and Adequacy of Surplus; Retirement of Shares.

(A) The Series B Preferred Stock shall rank senior to (i) the Common Stock as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up of the Company, and (ii) the Series A Junior Participating Preferred Stock as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding-up. Unless otherwise provided in the Restated Certificate of Incorporation of the Company, as amended, or a Certificate of Designations relating to a subsequent series of Preferred Stock, without par value, of the Company, the Series B Preferred Stock shall rank junior to all other subsequent series of the Company's Preferred Stock, without par value, as to the payment of dividends and the distribution of assets on liquidation, dissolution or winding up.

(B) The capital of the Company allocable to the Series B Preferred Stock for purposes of the Delaware General Corporation Law (the "Corporation Law") shall be $1.00 per share. In addition to any vote of stockholders required by law, the vote of the holders of a majority of the outstanding shares of Series B Preferred Stock shall be required to increase the par value of the Common Stock or otherwise increase the capital of the Company allocable to the Common Stock for the purpose of the Corporation Law if, as a result thereof, the surplus of the Company for purposes of the Corporation Law would be less than the amount of Preferred Dividends that would accrue on the then outstanding shares of Series B Preferred Stock during the following three years.

(C) Any shares of Series B Preferred Stock acquired by the Company by reason of the conversion or redemption of such shares as provided by this Resolution, or otherwise so acquired, shall be retired as shares of Series B Preferred Stock and restored to the status of authorized but unissued shares of Preferred Stock, without par value, of the Company, undesignated as to series, and may thereafter be reissued as part of a new series of such Preferred

Stock as permitted by law.

Section 11. Miscellaneous.

(A) All notices referred to herein shall be in writing, and all notices hereunder shall be deemed to have been given upon the earlier of receipt thereof or three (3) business days after the mailing thereof if sent by registered mail (unless first-class mail shall be specifically permitted for such notice under the terms of this Resolution) with postage prepaid, addressed: (i) if to the Company, to its office at 1800 One Tandy Center, Fort Worth, Texas 76102, (Attention: Marc C. Hill, Vice President, General Counsel, and Corporate Secretary) or to the transfer agent for the Series B Preferred Stock, or other agent of the Company designated as permitted by this Resolution or (ii) if to any holder of the Series B Preferred Stock or Common Stock, as the case may be, to such holder at the address of such holder as listed in the stock record books of the Company (which may include the records of any transfer agent for the Series B Preferred Stock or Common Stock, as the case may be) or (iii) to such other address as the Company or any such holder, as the case may be, shall have designated by notice similarly given.

(B) The term "Common Stock" as used in this [Resolution] means the Company's Common Stock of $1.00 par value, as the same exists at the date of filing of a Certificate of Designations relating to Series B Preferred Stock, or any other class of stock resulting from successive changes or reclassifications of such Common Stock consisting solely of changes in par value. In the event that, at any time as a result of an adjustment made pursuant to Section 9 of this Resolution, the holder of any share of the Series B Preferred Stock upon thereafter surrendering such shares for conversion shall become entitled to receive any shares or other securities of the Company other than shares of Common Stock, the Conversion Price in respect of such other shares or securities so receivable upon conversion of shares of Series B Preferred Stock shall thereafter be adjusted, and shall be subject to further adjustment from time to time, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to Common Stock contained in Section 9 hereof, and the provisions of Sections 1 through 8 and 10 and 11 of this Resolution with respect to the Common Stock shall apply on like or similar terms to any such other shares or securities.

(C) The Company shall pay any and all stock transfer and documentary stamp taxes that may be payable in respect of any issuance or delivery of shares of Series B Preferred Stock or shares of Common Stock or other securities issued on account of Series B Preferred Stock pursuant hereto or certificates representing such shares or securities. The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issuance or delivery of shares of Series B Preferred Stock or Common Stock or other securities in a name other than that in which the shares of Series B Preferred Stock with respect to which such shares or other securities are issued or delivered were registered, or in respect of any payment to any person with respect to any such shares or securities other than a payment to the registered holder thereof, and shall not be required to make any such issuance, delivery or payment unless and until the person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(D) In the event that a holder of shares of Series B Preferred Stock shall not by written notice designate the name in which shares of Common Stock to be issued upon conversion of such shares should be registered or to whom payment upon redemption of shares of Series B Preferred Stock should be made or the address to which the certificate or certificates representing such shares, or such payment, should be sent, the Company shall be entitled to register such shares, and make such payment, in the name of the holder of such Series B Preferred Stock as shown on the records of the Company and to send the certificate or certificates representing such shares, or such payment, to the address of such holder shown on the records of the Company.

(E) Unless otherwise provided in the Restated Certificate of Incorporation, as amended, of the Company, all payments in the form of dividends, distributions on voluntary or involuntary dissolution, liquidation or winding-up or otherwise made upon the shares of Series B Preferred Stock and any other stock ranking on a parity with the Series B Preferred Stock and any other stock ranking on a parity with the Series B Preferred Stock with respect to such dividend or distribution shall be made pro rata, so that amounts paid per share on the Series B Preferred Stock and such other stock shall in all cases bear to each other the same ratio that the required dividends, distributions or payments, as the case may be, then payable per share on the shares of the Series B Preferred Stock and such other stock bear to each other.

(F) The Company may appoint, and from time to time discharge and change, a transfer agent for the Series B Preferred Stock. Upon any such appointment or discharge of a transfer agent, the Company shall send notice thereof by first-class mail, postage prepaid, to each holder of record of Series B Preferred Stock.

FIFTH: The number of directors of the Corporation shall be such as from time to time shall be fixed by or in the manner provided in the bylaws but shall not be less than three.

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:

(a) To make, alter, amend or repeal the bylaws of the Corporation; to issue, sell, grant options to purchase and dispose of shares of the authorized and previously unissued stock of any class of the Corporation and shares of its outstanding stock of any class held in its treasury; to issue, sell and dispose of the bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation, including bonds, debentures, notes and other obligations or evidences of indebtedness of the Corporation convertible into stock of any class of the Corporation; to authorize and cause to be executed mortgages and liens upon the real and personal property of the Corporation including after-acquired property; to declare and pay dividends on the stock of any class of the Corporation; to set apart out of any of the funds of the Corporation available for dividends or otherwise a reserve or reserves for any proper purpose and to abolish any such reserve in the manner in which it was created.

(b) To designate one or more committees, by resolution passed by a majority of the whole board, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution or in the bylaws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, and each committee shall have such name as may be stated in the bylaws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors.

(c) When and as authorized by the affirmative vote of the holders of a majority of the stock issued and outstanding having voting power given at a stockholders' meeting duly called for that purpose, or when authorized by the written consent of the holders of a majority of the voting stock issued and outstanding, to sell, lease or exchange all of the property and assets of the Corporation, including its goodwill and its corporate franchises, upon such terms and conditions and for such consideration, which may be in whole or in part shares of stock in, and/or other securities of, any other corporation or corporations, as the Board of Directors shall deem expedient and for the best interests of the Corporation.

(d) To exercise all other corporate powers and to do all other acts and things as may be exercised or done by the Corporation, subject, however, to the provisions of the statutes of the State of Delaware and of this Certificate of Incorporation and the bylaws of the Corporation.

SEVENTH: Elections of directors need not be by ballot unless the bylaws of the Corporation shall so provide.

EIGHTH:The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of Delaware, as the same may be amended and supplemented. No amendment to or repeal of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to the right reserved in this Article NINTH.

in witness whereof, this Restated Certificate of Incorporation, which restates, integrates but does not further amend the provisions of the Corporation's Certificate of Incorporation, as theretofore amended or supplemented, having been duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, has been executed this 26th day of July, 1999.

TANDY CORPORATION

By: ______________________________
Name: Dwain H. Hughes
Title: Senior Vice President and Chief Financial Officer

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EXHIBIT 3a

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

Tandy Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of the Corporation unanimously adopted resolutions authorizing proposed amendments to the Restated Certificate of Incorporation of the Corporation, declaring said amendments to be advisable, and directed that said amendments be submitted to the stockholders of the Corporation for their consideration at the annual meeting of stockholders on May 18, 2000. Such resolutions declared it advisable that Article First of the Restated Certificate of Incorporation be amended so as to be and read as follows:

> "FIRST: The name of the corporation (hereinafter referred to as the "Corporation") is RadioShack Corporation";

and that the first sentence of Article Fourth of the Restated Certificate of Incorporation be amended so as to be and read as follows:

> "FOURTH: The total number of shares which the Corporation shall have authority to issue is six hundred fifty-one million (651,000,000) of which one million (1,000,000) shares without par value shall be Preferred Stock and six hundred fifty million (650,000,000) shares of the par value of one dollar ($1.00) per share shall be Common Stock."

SECOND: That thereafter, pursuant to resolutions of its Board of Directors, a majority of the outstanding stock of the Corporation entitled to vote thereon voted in favor of the amendments, either in person or by proxy, at the annual meeting of stockholders of the Corporation on May 18, 2000.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

DATED: May 18, 2000.

By: /s/ Leonard H. Roberts

Leonard H. Roberts
Chairman, President and Chief Executive Officer

ATTEST:

By: /s/ Mark C. Hill

Mark C. Hill, Corporate Secretary

STATE OF TEXAS

COUNTY OF TARRANT

Be it remembered that on this 18 day of May, 2000, personally came before me,

Debbie Cheak, a notary public in and for the county and state aforesaid, Leonard H. Roberts, Chairman, President and Chief Executive Officer of Tandy Corporation, the corporation described in and which executed the foregoing certificate, known to me personally to be such, and he, the said Leonard H. Roberts, as such Chairman, President and Chief Executive Officer, duly executed the said certificate before me and acknowledged the said certificate to be his act and deed and the act and deed of said corporation and the facts stated therein are true; that the signature of the Chairman, President and Chief Executive Officer of said corporation to the foregoing certificate is in the handwriting of the said Chairman, President and Chief Executive Officer of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal of office the day and year aforesaid.

/s/ Debbie Cheak

Notary Public in and for the State of Texas

MY COMMISSION EXPIRES: 6/17/00

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RadioShack Corporation
Incoming letter dated January 18, 2005

The proposal recommends that RadioShack amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that RadioShack may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause RadioShack to violate state law. Accordingly, we will not recommend enforcement action to the Commission if RadioShack omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RadioShack relies.

Sincerely,



Heather L. Maples
Special Counsel